UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Veren Inc.

(Exact name of registrant as specified in its charter)

Alberta	001-36258
(State or other jurisdiction of incorporation)	(Commission File Number)

Suite 2000, 585-8th Avenue S.W.
Calgary, Alberta	T2P 1G1
(Address of principal executive offices)	(Zip code)

Ken Lamont, CFO, (403) 693-0020

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed.

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,_________.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Veren Inc. (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Company’s website at https://vrn.com/esg/esg-reporting and on the Government of Canada’s website at https://natural-resources.canada.ca/estma-data. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Effective January 1, 2024, Hammerhead Resources ULC (“Hammerhead”) amalgamated with the Company, and Hammerhead’s ESTMA report for the year ended December 31, 2023 is also included under Item 2.01. Hammerhead’s report is also available on the Company’s website at https://vrn.com/esg/esg-reporting.

The references to the Company’s website and the Government of Canada’s website are provided for convenience only, and their contents are not incorporated by reference into this Form SD or the ESTMA Report nor deemed filed with the U.S. Securities and Exchange Commission.

SECTION 3 - EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2023 for the Company and for Hammerhead Resources ULC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

VEREN INC.	September 16, 2024
(Date)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer

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